SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-6B-2

Certificate of Notification

Certificate is filed by:

EWO Marketing, L.P.
20 Greenway Plaza
Houston, Texas 77043

This certificate is notice that EWO Marketing, L.P., a Delaware limited partnership, ("EWO"), has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6 (a) of the Public Utility Holding Company Act of 1935, as amended, and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.

Type of security or securities:

Promissory note issued by EWO pursuant to the terms of Amendment 2 to a Credit Agreement ("Amendment") between EWO and Entergy Corporation ("ETR"), which Amendment (and related Note) were entered on January 23, 2004.

2.	Issue, renewal or guaranty: Issuance.
3.	Principal amount of each security: Not to exceed $10,000,000 (amendment to increase from $6,000,000).
4.

Rate of interest per annum of each security:

ETR's effective cost of capital, as defined under Rule 52(b) under the Public Utility Holding Company Act of 1935, as determined from time to time by ETR and notified to EWO, in each case, computed on the basis of a 365-day year for the actual number of days (including the first day, but excluding the last) occurring in the period such interest is payable.

5.

Date of issue, renewal or guaranty of each security:

Subject to the terms of the Credit Agreement, EWO may request advances from time to time up to the amount available under the Credit Agreement. As of the date of this Certificate, funds were advanced by ETR to EWO in the amounts of $3,000,000.00 on January 26, 2004, $3,000,000.00 on February 23, 2004, $150,000.00 on March 1, 2004, $5,000,000.00 on March 19, 2004, $2,000,000.00 on July 22, 2004, $2,000,000.00 on August 20, 2004, $2,000,000.00 on September 23, 2004, $1,000,000.00 on September 27, 2004, $2,000,000.00 on October 18, 2004 and $2,000,000.00 on October 22, 2004.

6.	If renewal of security, give date of original issue: Not applicable.
7.	Date of maturity of each security: Each advance shall mature at such time as provided in the Credit Agreement or the promissory note, but in any event not later than March 24, 2008.
8.	Name of the person to whom each security was issued, renewed or guaranteed: Entergy Corporation
9.	Collateral given with each security, if any: Not applicable.
10.	Consideration received for each security: The full principal amount of each advance.
11.

Application of proceeds of each security:

To be used for any lawful purpose, including without limitation, to meet its expenses and to make investments in, distributions to or loans to affiliate businesses.

12.

Indicate by ("X") after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6 (a) because of:

a. the provisions contained in the first sentence of
    Section 6 (b):

b. the provisions contained in the fourth sentence
    of Section 6 (b):

c. the provisions contained in any rule of the
    Commission other than Rule U-48: X

13.

If the security or securities were exempt from the provisions of Section 6 (a) by virtue of the first sentence of Section 6 (b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount of par value of the other securities of such company then outstanding: Not applicable.

14.

If the security or securities are exempt from the provisions of Section 6 (a) because of the fourth sentence of Section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

Not applicable.

15.

If the security or securities are exempt from the provisions of Section 6 (a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed:

Rule 52(b).

EWO MARKETING, L.P. BY: _/s/ Steven C. McNeal_______
Steven C. McNeal Acting as a Manager of EWO GP, LLC, General Partner Of EWO Marketing, L.P.

Date: November 8, 2004